For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, PhD, Chief Executive Officer
Tel: +44 (0) 1235 208 000
Website: www.ogs.com

Financial Dynamics
UK Media and Investors
Tim Spratt
Melanie Toyne-Sewell
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626
For Immediate Release

Oxford GlycoSciences Plc
Interim Results for the six months ending 30 June 2002

Oxford, UK, 26 September 2002 -- Oxford GlycoSciences Plc
(LSE: OGS.L, Nasdaq:
OGSI) today announced its interim results for the six months ending 30 June
2002.

Operational Review

Organisational
-          Appointment of Dr. David Ebsworth as Chief
Executive Officer
-          Completion of strategic review of OGS operations
- Implementation of cost control efforts to reduce burn-rate
-          Divisionalisation of OGS into three business units
 Proteomics,
Inherited Storage Disorders and Oncology
- Appointment of Denis Mulhall as new CFO (see separate announcement today)

Commercial
- Positive CPMP opinion recommending EU approval for Zavesca(TM)
- Marketing collaboration for Zavesca in EU signed with Actelion representing significant cost savings, equitable profit share and faster route to market for Zavesca
- Medarex collaboration progressing well and on target to file an IND for MDX-OGS 001 in Q2 2003
- Three year collaboration signed with BioInvent to identify, develop, manufacture and commercialise novel therapeutic antibodies
- First licence issued to GeneProt to operate under OGS' proteomics patents
- New collaboration with Cystic Fibrosis Foundation Therapeutics Inc to discover and validate serum biomarkers of cystic fibrosis
- Acceptance of the first clinically valid protein targets by Bayer using OGS' core proteomics technologies
-          Cooperative Research and Development Agreement
(CRADA) signed with
FDA to identify serum biomarkers for the early prediction and evaluation of drug induced toxicities

Financial review
-          Revenue of GBP5.8m for the six months to 30 June
2002 (H1 2001: GBP8.7m)
-          Loss for the period was GBP19.5m (H1 2001:
GBP7.2m), reflecting the
expansion of OGS' drug discovery programmes with NeoGenesis and BioInvent, and manufacturing costs associated with Zavesca launch
-          Cash balance at 30 June 2002 of GBP153.4m (at 31
December 2001:
GBP176.6m)

Commenting on the results and strategic review, Dr David
Ebsworth, CEO of OGS,
said: "Following the strategic review and the cost cutting initiative, OGS has a renewed direction. We see OGS becoming an R&D based pharmaceutical company with a focus on products for oncology and inherited storage disorders, supported by world-class proteomics. We are confident that this new organisation will provide greater transparency and form the basis for an improvement in OGS' performance, a reduction in cash burn and a restoration of shareholder value."

- Ends -

Notes to Editors
OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include
Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline and Pfizer. OGS has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent and technology development collaborations with Applera, Cambridge Antibody
Technology, Packard BioScience and The Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein
Atlas of the Human Genome(TM).

OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid storage disorders.

In July 2002, OGS' lead compound, Zavesca, received a positive opinion from the
Committee for Proprietary Medicinal Products, recommending approval of the drug in Europe for the treatment of mild to moderate type 1 Gaucher Disease in patients for whom enzyme replacement therapy is unsuitable. Pending final review by the European Commission, Zavesca is an investigational drug and has not received approval for marketing in any country. Zavesca is undergoing further clinical investigations in several glycosphingolipid storage disorders.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which
Zavesca (INN: miglustat) is based and uncertainties related to the regulatory process.


EXTRACTS FROM CHAIRMAN AND CHIEF EXECUTIVE'S INTERIM STATEMENT

INTRODUCTION
During the period, Michael Kranda, who has served the Company as Chief Executive
Officer since 1996, announced his decision to resign from the Company for personal reasons. We are delighted to welcome David Ebsworth as his successor.
David became Chief Executive Officer on 1 July following a successful career at
Bayer where he was Global Head of Pharmaceuticals. He has already moved the
Company forward, implementing significant changes to control costs, improve focus and build the potential for long-term profitability. His management as well as his sales and marketing experience have also been invaluable in determining the right course to launch Zavesca in Europe.

STRATEGIC REVIEW
Upon David Ebsworth's appointment, the senior management has taken the opportunity to review the operations, structure and cost base of the Company.

The review highlighted the core competencies of the Company. We have a leading technology base in our world-class proteomics platform, several molecules with high potential in the fields of cancer and inherited storage disorders approaching the clinic and, closest to launch, Zavesca for which we anticipate
European approval by the end of the year. We also have a solid cash position, with GBP153.4m at 30 June 2002.

The Company has taken immediate action on the cost base. In light of the delays in the approval of Zavesca in the USA, one of the first decisions was to reduce our cost base and burn-rate by closing our Bridgewater, New Jersey facility. As part of that process, Don DeGolyer, who was appointed to the Board during the period, resigned from the Company. We have also carried out a review of our UK operations and made some selective redundancies and restructured and streamlined some of our existing alliances.

Going forward, our objective is to focus on those parts of our business that will enhance shareholder value in the shortest possible time. To achieve this, the Company will be reorganised into three separate business units: Inherited
Storage Disorders (ISD), Proteomics and Oncology. ISD and Oncology will each form the core of our research and product development activities with support from Proteomics. In this way, we intend to increase transparency, responsibility and accountability.

From January 2003, these distinct business units will report separately. Their aim will be to leverage the internal expertise in the Company and the external expertise of our partners. The objective is to maximise progress and value creation, while controlling costs and minimising cash burn. Financially,
Proteomics will aim to achieve profitability in 2003 and ISD in 2005. Oncology will be the main area of strategic investment, with the major allocation of OGS cash. This will fund the development of high quality oncology products, both from the development of our existing in-house portfolio and from strategic acquisitions of products and, where appropriate, companies. Our aim for the
Oncology division is for it to attract the best clinical oncology programmes in the industry, enabling us to expand our clinical development pipeline.

OPERATIONAL REVIEW

-                   Proteomics

From the strategic review, it is clear that the potential of our world-class proteomics research is beginning to be realised. During the period, a number of our existing collaborations were extended and significant new collaborations were signed.

- Extended collaborations
We have extended our proteomics collaborations with Pfizer to identify biomarkers for Alzheimer's disease and atherosclerosis and with Bayer to identify therapeutic targets for asthma and Chronic Obstructive Pulmonary
Disease (COPD). Bayer has recently accepted targets under its collaboration, which means that our targets have met stringent validation criteria and will go directly into screening for discovery of potential therapeutic drugs. We have also achieved external validation of our investment in intellectual property through the issuance of the first licence to our core proteomics patents and technologies to GeneProt.

- New collaborations
A new proteomics initiative was signed with the Cystic
Fibrosis Foundation
Therapeutics Inc to discover and validate serum biomarkers of Cystic Fibrosis and associated pulmonary complications. More recently, OGS entered into a
Cooperative Research and Development Agreement (CRADA) with the Center for Drug
Evaluation and Research of the US Food and Drug Administration
(FDA).  The
research collaboration will aim to identify serum protein biomarkers that could be useful across species during drug development for early prediction and evaluation of drug-induced toxicities.

- Confirmant
Confirmant is OGS' 50:50 joint venture with Marconi to develop a Protein Atlas using OGS' core proteomics technologies. Discussions are on-going with Marconi and other companies to ensure value creation. We continue to adopt a conservative approach to revenue recognition, whilst at the same time fully consolidating the losses.

Going forward, the strategy for Proteomics is to further extend its commercial relationships, commercialise its existing intellectual property and create new product offerings so that it rapidly achieves profitability. It is forecast to continue to grow its revenues in the current year to an estimated GBP14m by year-end, up from GBP13.4m in the previous year. As a result of recent proactive cost control, we have reduced operating costs in this business unit by 40%
(GBP4.7m) on an annualised basis. With its reduced cost base we believe the
Proteomics business unit will be able to compete effectively for business not previously available to it. We are committed to achieving a profitable
Proteomics business in 2003 and we will achieve this with a tightly controlled investment.

-                   Inherited Storage Disorders (ISD)

In July, we received a positive opinion from the Committee for Proprietary
Medicinal Products (CPMP) for recommendation of Zavesca, our oral therapy against type 1 Gaucher Disease, for approval by the European Commission. The aim for ISD is to build a franchise around Zavesca. It is our goal to establish a market presence in type 1 Gaucher Disease, to expand the product label and explore new previously untreatable indications. In addition to Zavesca, we have a second product, OGT 923, which has shown promising results in in vivo studies and we expect it to enter the clinic by the end of 2002.

- Zavesca Update
Following the CPMP's positive opinion, our priority is to continue working with the regulators to complete the final steps in the process to achieve full approval for the drug in Europe, which we expect to be by the end of the year.
In conjunction with our Israeli marketing partner, Teva, we plan to file Zavesca in Israel before the year end. With respect to the USA, OGS had a meeting with the FDA on 24 September and we expect additional guidance in the near future.

In Europe, we plan to begin shortly a new dosing schedule/switch trial with
Zavesca. In Israel, IRB permission to recommence drug trials was received in
July. We plan to initiate an access protocol for those patients that want to continue to receive Zavesca at the end of clinical studies.
Our study OGT-918
005 is continuing at New York University.

A trial exploring Zavesca in Niemann-Pick type C has commenced. We expect similar trials in type 3 Gaucher Disease and Late Onset Tay
Sachs to begin
recruiting in 2002. These indications represent a potential pool of some 2,000 additional patients for which there is no alternative therapy.

- Actelion Partnership
In July, we announced a European marketing and distribution partnership with
Actelion for Zavesca. Under the terms of this partnership, Zavesca will be marketed in the EU by Actelion. This is a five year agreement that provides excellent economics for OGS and offers substantial cost savings and risk reduction when compared to the alternative of building our own infrastructure.
It also offers a quicker route to market for Zavesca.

- OGT 923
Preclinical development of OGT 923, an analogue of Zavesca, is in its final
stages and we are on target for a first dose in man by the end
of 2002.   In
vivo studies indicate that OGT 923 may offer a number of advantages, such as the ability to offer higher doses, increased efficacy and better tolerability. The higher doses may enable OGT 923 to have an impact on inherited storage disorders that affect the central nervous system.

Longer term, ISD will focus on launching and developing the Zavesca franchise and OGT 923. We have also set a clear financial goal of achieving profitability in 2005 and a tightly controlled investment has been set to help achieve this.

-                   Oncology Business Unit

We believe that by having a separate Oncology business unit, we will be able to exploit the enormous potential of targets derived from our proteomics research to discover novel modes of action and to leverage our existing drug discovery partnerships. We expect to have our first drug from our own R&D efforts in man during 2003.

- MDX-OGS 001 (Heparanase 1 antibody)
Our collaboration with Medarex is progressing well. The efforts exerted by the research and development teams are showing results and we anticipate that an IND for an oncology indication will be filed for MDX-OGS 001 in Q2
2003.

- OGT 2492
We have discontinued preclinical development of our first anti-heparanase new chemical entity (NCE), OGT 2492 after inconclusive preclinical results. We are currently evaluating various back-up compounds and expect to bring the chosen candidate into the clinic by the end of 2004.

- Imino Sugars
From our imino sugar research, we have identified a number of compounds with anti-cancer activity. A lead compound, OGT 2378 is being explored in preclinical oncology models and we have a target IND date of Q1 2004.

- BioInvent
In March, we entered into a second collaboration in monoclonal antibodies, with
BioInvent, a Swedish biotechnology company. BioInvent is a leading player in phage display technologies, giving OGS an additional means of discovering antibody therapies. Most of the ensuing antibody discoveries will be wholly-owned by OGS. As part of this collaboration, OGS has invested $5m in
BioInvent.

Oncology will become an increasing focus for OGS and the major portion of OGS cash will be allocated to funding the development of high quality oncology products. Operationally the Oncology business unit will focus on the development of OGS' current pipeline, with strategic acquisitions of products and, where appropriate, companies to fill the gap in our clinical pipeline.

FINANCIAL REVIEW
In the first half of 2002, the Group reported revenue of GBP5.8m (H1 2001: GBP8.7m).
The difference in revenue is partly due to the initial GBP3.25m recognised in the preceding year resulting from the Confirmant joint venture. There was a net loss of GBP19.5m (H1 2001: GBP7.2m), which is primarily due to an increase in net operating costs to GBP28.8m (H1 2001: GBP22.7m) reflecting the expansion of OGS' drug discovery programmes with NeoGenesis and BioInvent, and the manufacturing costs associated with the Zavesca launch in Europe. There was a tax credit of
GBP1.9m (H1 2001: GBP1.4m) in respect of amounts recoverable under the R&D tax credit scheme.

Specific cost saving measures have been implemented to reduce cash burn, including a reduction in headcount, which will incur a one-off charge of GBP1.1m to the Profit and Loss Account in the second half of the year. On an annualised basis, there will be a saving of approximately GBP3.5m with effect from the end of the third quarter of which GBP2.4m relates to Proteomics and is included in the
GBP4.7m savings identified in the Operational Review.

Cash balances at the end of June were GBP153.4m (at 31
December 2001: GBP176.6m).

MANAGEMENT
As mentioned above, in light of Michael Kranda's resignation as CEO for personal reasons, David Ebsworth, formerly Global Head of Pharmaceuticals, of Bayer, has been appointed in his place. We have also appointed Denis Mulhall as Chief
Financial Officer. He is a senior executive with a strong international background in finance and operations and will be taking over from Stephen Parker who will be leaving the Company with immediate effect. On closure of the US office, Don DeGolyer, who was appointed to the Board during the period, resigned from the Board and the Company.

OUTLOOK
After a comprehensive strategic review, our strategy is to become an R&D based pharmaceutical company with a focus on products for oncology and inherited storage disorders, supported by world-class proteomics. We are confident that this new organisation will provide greater transparency and form the basis for an improvement in OGS' performance, a reduction in cash burn and a restoration of shareholder value.

Over the last six months the global stock markets have proved challenging for companies in all sectors and OGS has been affected along with many other biotechnology companies. We are grateful for the continued support of our shareholders along with the great commitment and efforts of our staff during the period and look forward to the improved development of the Group, guided by a clear strategy and regained momentum.

      G. Kirk Raab
      Chairman
       David R. Ebsworth, PhD
      Chief Executive Officer



Unaudited Consolidated Profit and Loss Account




      NotesHalf year
      Ended
      30.06.02
      GBP'000
      ______Half year
      Ended
      30.06.01
      GBP'000
      ______Year
      Ended
      31.12.01
      GBP'000
      ______

      Turnover2,35,7808,71213,376
      Net operating costs (28,767)(22,879)(49,396)

      Operating loss (22,987)(14,167)(36,020)
      Share of joint venture loss3(1,641)-(2,007)
      Profit on disposal -10982

      Loss on ordinary activities before interest and taxation
      (24,628)(14,058)(37,945)
      Net interest receivable 3,2565,4139,733

      Loss on ordinary activities before taxation
(21,372)(8,645)(28,212)
      Tax on loss on ordinary activities 1,8531,4132,864

      Loss for the period (19,519)(7,232)(25,348)

      Loss per ordinary 5p share
      - basic and diluted4(35.11p)(13.25p)(46.04p)


The Group has no recognised gains and losses other than the losses above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the losses on ordinary activities before taxation and the losses for the periods stated above, and their historical cost equivalents.

Unaudited Group Balance Sheet




      NotesHalf year
      Ended
      30.06.02
      GBP'000
      ______Half year
      Ended
      30.06.01
      GBP'000
      ______Year
      Ended
      31.12.01
      GBP'000
      ______
      Fixed assets
      Tangible assets 14,80014,08914,221

      Investments
      Investments in joint venture - share of gross assets
11,87415,00014,679
      Investment in joint venture - share of gross liabilities
(522)-(1,686)
      Investment in joint venture - provision for unrealised
profit
      (2,162)(3,250)(2,708)
       39,19011,75010,285

      Other investments57,779-4,251

        31,76925,83928,757
      Current assets
      Stock  321251346
      Debtors  10,1169,8379,626
      Cash at bank and in hand 153,376195,872176,618
        163,813205,960186,590

      Creditors: amounts falling due within one year
(18,622)(15,836)(18,250)

      Net current assets 145,191190,124168,340

      Total assets less current liabilities
176,960215,963197,097

      Creditors: amounts falling due after more than one year
      (1,614)(3,640)(2,399)
      Provisions for liabilities and charges -(73)(87)

      Net assets 175,346212,250194,611

      Capital and reserves
      Share capital 2,7852,7612,778
      Share premium account 276,197275,490275,950
      Capital reserve 11,10711,10711,107
      Profit and loss account (deficit)
(114,743)(77,108)(95,224)

      Equity shareholders' funds6175,346212,250194,611


The financial information contained in this interim report does not constitute statutory accounts as defined in section 240 of the Companies
Act 1985.  This
statement of half year results will be sent to all shareholders. Copies are available to members of the public at the Group's registered office shown at the back of this report.

The comparative figures for the year ended 31 December 2001 have been extracted from the Group's statutory financial statements for that financial year. Those accounts carried an unquantified audit report and have been filed with the
Registrar of Companies.

Unaudited Consolidated Cash Flow Statement




      NotesHalf year
      Ended
      30.06.02
      GBP'000
      ______Half year
      Ended
      30.06.01
      GBP'000
      ______Year
      Ended
      31.12.01
      GBP'000
      ______

      Net cash outflow from operating
activitiesA(22,379)(3,649)(22,164)

      Returns on investments and servicing of finance
4,6773,4379,042
      Taxation 1,281--
      Purchases of tangible fixed assets (3,547)(3,011)(5,306)
      Purchases of fixed asset investments
(3,528)(15,000)(19,251)
      Disposals - cash consideration -115122

      Net cash outflow before management
      of liquid resources and financing
(23,496)(18,108)(37,557)

      Management of liquid resources 32,10423,58539,480
      Financing 25410,08810,283

      Increase in net cashB8,86215,56512,206

      A Reconciliation of operating loss to net cash outflow from operating activities

      Operating loss (22,987)(14,167)(36,020)

      Depreciation charges 2,4762,0014,418
      Decrease/ (increase) in stock 25(47)(170)
      (Increase)/ decrease in debtors (1,339)(344)34
      (Decrease)/ increase in deferred income
(1,585)5,7216,815
      Increase in creditors 1,0313,1872,759
        60810,51813,856

      Net cash outflow from operating activities
(22,379)(3,649)(22,164)

      B Reconciliation of net cash flow to movement in net funds

      Increase in cash in the period 8,86215,56512,206

      Cash inflow from movement in liquid resources
(32,104)(23,585)(39,480)

      Movement in net funds in the period
(23,242)(8,020)(27,274)

      Net funds at commencement of the period
176,618203,892203,892

      Net funds at the end of the period7153,376195,872176,618


Notes to the Accounts

1.      Accounting Policies
The interim financial statements have been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts. The statements were approved by a duly appointed and authorised committee of the
Board of Directors on 25 September 2002.

2.      Segmental Information
The geographical analysis of turnover, all arising in the UK, by destination is as follows:

       Half year
      Ended
      30.06.02
      GBP'000
      ______Half year
      Ended
      30.06.01
      GBP'000
      ______Year
      Ended
      31.12.01
      GBP'000
      ______

      United Kingdom1,9463,2605,422
      Continental Europe8665971,180
      USA and Canada2,9154,8536,772
      Rest of the World5322

       5,7808,71213,376


Details of turnover from Confirmant, a joint venture owned by OGS and Marconi, are given in note 3.

3.      Interest in joint venture
In June 2001, OGS formed a joint venture with Marconi, called
Confirmant
Limited, which will provide database services to pharmaceutical and biotechnology companies.

As at 30 June 2002, there is a provision for unrealised profit, GBP2.2 million, representing revenue from the sale of marketing rights and data analysis software to Confirmant. This amount will be released over the life of the assets to which it relates. Sales by OGS to Confirmant during the period ended
30 June 2002 amounted to GBP1.9 million (2001: GBP3.3 million).

4.      Losses per share
The basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of GBP19.5 million (2001: GBP7.2 million) by the weighted average number of ordinary shares in issue during the period,
55.6 million
(2001: 54.6 million).

For diluted loss per share, the weighted average number of ordinary shares in issue is adjusted to assume the exercise of all options which would be potentially dilutive. There is no difference between the basic and diluted loss per share.

5.      Other investments

       BioInvent
      International
      AB
      GBP'000
      ______NeoGenesis
      Pharmaceuticals
      Inc
      GBP'000
      ______

      Total
      GBP'000
      ______
      Cost:
      At 1 January 2002 -4,2514,251
      Additions 3,528-3,528
      At 30 June 20023,5284,2517,779
      Provisions:
      At 1 January 2002 and 30 June 2002---
      Net book value:
      At 30 June 20023,5284,2517,779
      Net book value:
      At 31 December 2001-4,2514,251


On 16 May 2002, OGS subscribed SEK52.0 million in cash at
SEK39.1 per share in
BioInvent International AB, as part of a research collaboration.

At 30 June 2002, BioInvent International AB's share price was
SEK28.5 per share.
 However, this investment, and the investment in NeoGenesis
Pharmaceuticals Inc,
is not held for resale and management do not consider that any permanent diminution in value existed at that date.

6.      Reconciliation of movements in shareholders' funds

       Half year
      Ended
      30.06.02
      GBP'000
      ______Half year
      Ended
      30.06.01
      GBP'000
      ______Year
      Ended
      31.12.01
      GBP'000
      ______

      Loss for the period(19,519)(7,232)(25,348)
      New shares issued25410,09110,552
      Expenses of shares issued-(285)(269)
      Net (reduction in)/ addition to shareholders' funds(19,265)2,574(15,065)
      Opening shareholders' funds194,611209,676209,676

      Closing shareholders' funds175,346212,250194,611



7.      Analysis of net funds

       31.12.01
      GBP'000
      ______Cash flow
      GBP'000
      ______30.06.02
      GBP'000
      ______

      Cash at bank and in hand14,0528,86222,914
      Bank deposits - liquid resources162,566(32,104)130,462
       176,618(23,242)153,376


Liquid resources represent all deposits with an original maturity of between 24 hours and one year. Cash includes cash in hand and deposits of up to 24 hours which are payable on demand.
END